Filed Pursuant to Rule 433
Registration No. 333-265361
March 21, 2025

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”). For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFInancial.com

March 21, 2025
Notice of Fund Changes (“Notice”) for:
Lincoln National Corporation Deferred Compensation Plan
for Agents and Brokers

Dear Plan Participant:

The following information is a Notice relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”). For more information about each of the investment options offered under the Plan[1] (except for the LNC Stock Fund), you should visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Effective April 22, 2025, the Macquarie Large Cap Value Trust will be replaced with BlackRock Equity Dividend Fund M and the Macquarie Diversified Income Trust Class B will be replaced with FIAM Core Plus CIT Class H. Any account balances you have in, and/or future deferral investment elections remaining in the Macquarie Large Cap Value Trust or the Macquarie Diversified Income Trust Class B as of the close of business on April 22, 2025 will automatically be mapped (or transferred) as shown in the chart below. Any contributions received on or after April 22, 2025 that are directed to the investment options being eliminated, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

For purposes of clarity, the terms “mapped” and “mapping” refer to your future contributions, while “transferred” and “transfer” refer to your existing account balances.

[1] Reminder, your Plan account is not actually invested in the investment options offered under the Plan. Instead, the performance of the investment options is used solely as a measure to calculate the value of your Plan account, and eventual benefit. This is sometimes referred to as “phantom” or “notional” investing.

If you are currently invested in the following investment option being eliminated:		Your balance and investment elections will be transferred to the new investment option being added:
556070100	Macquarie Large Cap Value Trust	09259D597	BlackRock Equity Dividend Fund M
556070308	Macquarie Diversified Income Trust Class B	30257M579	FIAM Core Plus CIT Class H
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Actions to consider

Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on April 22, 2025. Please note that you cannot choose to keep any investments in or transfer any investments to the investment options being eliminated. For more information on the available investment options, visit LincolnFinancial.com/RetirementInfoCenter or log on to your account at Nolan Financial Group’s website at www.nolanlink.com.

Please be sure to make any changes prior to 4:00 p.m. ET on April 22, 2025 if you do not want the mapping (or transfer) to occur. Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange investment options or change where your future deferrals are invested.

Any transactions requested on April 22, 2025, (such as transfers) will not be processed while the fund change is being made but will process as soon as administratively feasible once the fund change is completed. All accounts will continue to be credited with investment results during the change.

Participants in any of Lincoln’s other non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same investment options as the Plan will be impacted by these changes at the same time.

NEW INVESTMENT OPTION Fund name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
BlackRock Equity Dividend Fund M (09259D597)	0.28%	$2.80	0.28%	$2.80	10.6%	8.66%	----	9.51%	9/20/2019
FIAM Core Plus CIT Class H (30257M579)	0.20%	$2.00	0.20%	$2.00	2.74%	0.93%	2.48%	----	6/30/2004

ELIMINATED INVESTMENT OPTION Fund name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Macquarie Large Cap Value Trust Cl B (556070100)	0.50%	$5.00	0.50%	$5.00	7.27%	5.75%	----	7.3%	12/20/2017
Macquarie Diversified Income Trust Cl B (556070308)	0.30%	$3.00	0.30%	$3.00	1.99%	0.68%	----	0.38%	1/28/2020

Average returns provided are representative of performance as of December 31, 2024.

Questions?

Participants with any questions about these changes or who would like to change their current account balance and/or investment elections under the Plan, should visit LincolnFinancial.com/RetirementInfoCenter or log on to their account at Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633. For more information about the Plan, please review the Plan’s current Summary Plan Description/Prospectus.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the Summary Plan Description/Prospectus if you request it by calling Nolan Financial Group at 888-907-8633.

Lincoln Financial is the marketing name for Lincoln National Corporation and its affiliates. Affiliates are separately responsible for their own financial and contractual obligations.
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